FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

29 September 2011

HSBC TO SELL CHILEAN RETAIL BANKING BUSINESS TO BANCO ITAÚ CHILE

HSBC, through its wholly owned subsidiary HSBC Bank (Chile) has entered into an agreement to sell its retail banking business in Chile to Banco Itaú Chile. The value of the gross assets to be disposed of was US$20m at 31 August 2011.

The transaction, which is subject to regulatory approvals, is expected to be completed in the fourth quarter of 2011.

HSBC will continue to operate in Chile, concentrating on its strengths in Global Banking and Markets and Commercial Banking. The transaction represents further progress in the execution of HSBC's new global strategy outlined in May 2011.

Media enquiries to:
Brendan McNamara	+44 (0) 20 7991 0655	brendan.mcnamara@hsbc.com
Lyssette Bravo	+52 55 5721 2888	lyssette.bravo@hsbc.com.mx

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,691bn at 30 June 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                        Date: 29 September, 2011